Retirement Cornerstone® Series 15.0

Series E

Equitable Financial Life Insurance Company

Issued through: Separate Account No. 70

Contract Class: Series E

Modern Alternative Disclosure Annual Notice

May 1, 2023

This Modern Alternative Disclosure Annual Notice (“Annual Notice”) provides certain updated information about your contract. In addition, this Annual Notice provides important information about your contract that you should review, including a list of Portfolio Companies available under your contract. Please read this Annual Notice carefully and retain it with your contract prospectus for future reference. Equitable Financial Life Insurance Company is providing this Annual Notice in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for variable insurance products.

The most recent contract prospectus, dated May 1, 2016, contains more information about the contract, including its features, benefits, and risks. You can find the prospectuses for the Portfolio Companies listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account, and other information about the contract online at www.equitable.com/ICSR#EQH154196. You can also obtain this information at no cost by calling 1-877-522-5035.

Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Cat #154184MAD (05/23)

Updated Information About the Contract

The information in this Annual Notice is a summary of certain contract features that have changed since the previous notice. This may not reflect all of the changes that have occurred since you entered into your contract.

INVESTMENT OPTIONS

There have been changes to the Appendix listing the Portfolio Companies available under the contract in this Annual Notice.

Investment Options Added: EQ/Core Plus Bond.

Investment Options No Longer Available: 7Twelve Balanced Portfolio; ClearBridge Variable Aggressive Growth Portfolio; ClearBridge Variable Dividend Strategy Portfolio; Delaware Ivy VIP Global Equity Income; Delaware Ivy VIP Natural Resources; Delaware Ivy VIP Small Cap Growth; EQ/Franklin Strategic Income; EQ/Invesco International Growth; Franklin Multi-Asset Dynamic Multi-Strategy VIT; Hartford Capital Appreciation HLS Fund; Neuberger Berman International Equity Portfolio; Putnam VT Diversified Income Fund.

Investment Option Name Changes: Equitable Conservative Growth MF/ETF Portfolio (formerly 1290 VT DoubleLine Dynamic Allocation Portfolio); AB VPS Sustainable International Thematic Portfolio (formerly AB VPS International Growth Portfolio).

OTHER

New age for beginning lifetime required minimum distributions from tax-qualified contracts: Effective for distributions made after December 31, 2022, the age after which lifetime required minimum distributions must begin for all traditional IRAs (including SEP IRAs and SIMPLE IRAs), as well as all other tax-favored and tax-qualified employer sponsored plans under Internal Revenue Code Sections 401(a), including 401(k) (qualified plans), 403(b) (TSAs) and 457(b) plans (EDCs) has increased from 72 to 73 for individuals who attain age 72 after December 31, 2022, and attain age 73 before January 1, 2033. This age will further increase to age 75 for individuals who attain age 74 after December 31, 2032. If you were born on or after January 1, 1951, you are impacted by this change. All other requirements for the timing of lifetime required minimum distributions remain the same. This means, for example, if you were born before January 1, 1951, then the increase in the age when lifetime required minimum distributions must begin does not apply to you and you must begin and/or continue to take lifetime required minimum distributions as required before the passage of the newly passed SECURE 2.0 Act of 2022 (SECURE 2.0). Please consult your tax adviser about your individual circumstances.

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Important Information You Should Consider About the Contract

FEES AND EXPENSES

Transaction Charges

You may be charged for other transactions (for special requests such as wire transfers, express mail, duplicate contracts, preparing checks, third-party transfers or exchanges, or when you transfer between investment options in excess a certain number).

For additional information about transaction charges see “Charges and Expenses” in the Prospectus.

Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year under the contract, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract(1)	1.30%	1.30%
Investment options (Portfolio fees and expenses)(2)	0.56%	2.10%
Optional benefits available for an additional charge (for a single optional benefit, if elected)(3)	0.35%	2.30%

(1) Expressed as an annual percent of daily net assets in the variable investment options.

(2) Expressed as an annual percentage of daily net assets in the Portfolio. This range is for the year ended December 31, 2022 and could change from year to year.

(3) Expressed as an annual percentage of the applicable benefit base.

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract or make any other transactions.

Lowest Annual Cost $1,712	Highest Annual Cost $7,116

Assumes:

•   Investment of $100,000

•   5% annual appreciation

•   Least expensive combination of contract and Portfolio fees and expenses

•   No optional benefits

•   No sales charge

•   No additional contributions, transfers or withdrawals

Assumes:

•   Investment of $100,000

•   5% annual appreciation

•   Most expensive combination of optional benefits (GMIB and “Greater of” death benefit) and Portfolio fees and expenses

•   No sales charges

•   No additional contributions, transfers or withdrawals

For additional information about ongoing fees and expenses see “Fee Table” in the Prospectus.

RISKS

Risk of Loss	The contract is subject to the risk of loss. You could lose some or all of your account value.

Not a Short-Term Investment

The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle. Withdrawals may be subject to federal and state income taxes and tax penalties.

For additional information about the investment profile of the contract see “Fee Table” in the Prospectus.

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Risks Associated with Investment Options

An investment in the contract is subject to the risk of poor investment performance and can vary depending on the performance of the variable investment options available under the contract (e.g., the Portfolios). Each investment option, including the guaranteed interest option, has its own unique risks. You should review the investment options available under the contract before making an investment decision.

For additional information about the risks associated with investment options see “Variable investment options”, “Guaranteed interest option” and “Portfolios of the Trusts” in “Contract features and benefits” in the Prospectus.

For more information on the Portfolios, please refer to Appendix: “Portfolio Companies available under the Contract” in this Annual Notice.

Insurance Company Risks

An investment in the contract is subject to the risks related to the Company. The Company is solely responsible to the contract owner for the contract’s account value and the Guaranteed benefits. The general obligations, including the guaranteed interest option, and any Guaranteed benefits under the contract are supported by our general account and are subject to our claims-paying ability. An owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, may be obtained at www.equitable.com/selling-life-insurance/financial-strength-ratings.

For additional information about insurance company risks see “About the general account” in “More information” in the Prospectus.

RESTRICTIONS

Investments	We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options (including the Protected Benefit account variable investment options) and to limit the number of variable investment options which you may select. Such rights include, among others, combining any two or more variable investment options and transferring account value from any variable investment option to another variable investment option.

There are restrictions regarding investment options if Guaranteed benefits are elected, limits on contributions and transfers into and out of the guaranteed interest option, and restrictions or limits with Special DCA programs. See “Allocating your contributions” in “Contract features and benefits” and “Transferring your account value” in “Transferring your money among investment options” in the Prospectus for more information.

For more information see “About Separate Account No. 70” in “More information” in the Prospectus.

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer.

For additional information about the investment options, including information regarding volatility management strategies and techniques, see “Transfer charge” in “Charges and expenses” and “Portfolios of the Trusts” in “Contract features and benefits” in the Prospectus.

Optional Benefits	At any time, we have the right to limit or terminate your contributions, allocations and transfers to any of the variable investment options. If you have one or more Guaranteed benefits (which are also known as optional benefits) and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/ or transfers into the Protected Benefit account variable investment options, you may no longer be able to fund your Guaranteed benefit(s).

Investment options are limited if Guaranteed benefits are elected. Withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.

For additional information about the optional benefits see “How you can purchase and contribute to your contract” in “Contract features and benefits” in the Prospectus. See also ”Guaranteed minimum death benefits” in “Contract features and benefits” in the Prospectus.

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TAXES
Tax Implications	You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract. There is no additional tax benefit to you if the contract is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a withdrawal from the contract.

For additional information about tax implications see “Tax information” in the Prospectus.
CONFLICTS OF INTEREST
Investment Professional Compensation	Some financial professionals may receive compensation for selling the contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this contract over another investment.

For additional information about compensation to financial professionals see “Distribution of the contracts” in “More information” in the Prospectus.
Exchanges	Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable to purchase the new contract rather than continue to own your existing contract.

For additional information about exchanges see “Charge for third-party transfer or exchange” in “Charges and expenses” in the Prospectus.

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Appendix: Portfolio Companies available under the Contract

The following is a list of Portfolio Companies available under the contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online www.equitable.com/ICSR#EQH154196. You can request this information at no cost by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com. If you elect a Guaranteed benefit, you may only invest in the Portfolios listed in the designated table below.

The current expenses and performance information below reflects fee and expenses of the Portfolios, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

Affiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Fixed Income	1290 VT DoubleLine Opportunistic Bond — Equitable Investment Management Group, LLC (“EIMG”); DoubleLine Capital LP	0.92%	^	-13.46%	-0.75%	—
Equity	1290 VT Equity Income — EIMG; Barrow, Hanley, Mewhinney & Strauss, LLC d/b/a Barrow Hanley Global Investors	0.95%	^	3.11%	6.42%	9.65%
Specialty	1290 VT GAMCO Mergers & Acquisitions — EIMG; GAMCO Asset Management, Inc.	1.29%	^	-6.01%	1.32%	3.51%
Equity	1290 VT GAMCO Small Company Value — EIMG; GAMCO Asset Management, Inc.	1.05%		-10.67%	4.98%	9.45%
Fixed Income	1290 VT High Yield Bond — EIMG; AXA Investment Managers US Inc., Post Advisory Group, LLC	1.03%	^	-10.30%	1.85%	—
Specialty	1290 VT Natural Resources — EIMG; AllianceBernstein L.P.	0.90%	^	32.35%	6.75%	—
Specialty	1290 VT Real Estate — EIMG; AllianceBernstein L.P.	0.90%	^	-24.99%	-0.23%	—
Equity	1290 VT Small Cap Value — EIMG; BlackRock Investment Management, LLC, Horizon Kinetics Asset Management LLC	1.15%	^	0.07%	8.76%	—
Asset Allocation	EQ/AB Dynamic GrowthΔ — EIMG; AllianceBernstein L.P.	1.15%	^	-15.59%	1.99%	—
Asset Allocation	EQ/AB Dynamic Moderate GrowthΔ — EIMG; AllianceBernstein L.P.	1.12%		-14.63%	1.72%	4.44%
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.91%		-28.45%	5.28%	9.52%
Asset Allocation	EQ/Aggressive Growth Strategy† — EIMG	1.02%		-18.34%	4.48%	7.37%
Asset Allocation	EQ/All Asset Growth Allocation — EIMG	1.24%		-14.48%	3.23%	5.27%
Equity	EQ/American Century Mid Cap Value — EIMG; American Century Investment Management, Inc.	1.00%	^	-1.47%	—	—
Asset Allocation	EQ/Balanced Strategy† — EIMG	0.97%		-15.57%	2.65%	4.58%
Equity	EQ/Common Stock Index — EIMG; AllianceBernstein L.P.	0.68%		-19.46%	8.13%	11.43%
Asset Allocation	EQ/Conservative Growth Strategy† — EIMG	0.97%		-14.46%	2.00%	3.64%
Asset Allocation	EQ/Conservative Strategy† — EIMG	0.94%		-12.26%	0.72%	1.74%
Fixed Income	EQ/Core Bond Index — EIMG; SSGA Funds Management, Inc.	0.65%	^	-8.76%	0.20%	0.50%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%	^	-12.89%	0.91%	1.06%
Equity	EQ/Emerging Markets Equity PLUS — EIMG; AllianceBernstein L.P., EARNEST Partners, LLC	1.20%	^	-17.63%	-1.32%	—
Equity	EQ/Equity 500 Index — EIMG; AllianceBernstein L.P.	0.54%	^	-18.55%	8.81%	11.89%
Equity	EQ/Fidelity Institutional AM® Large Cap — EIMG; FIAM LLC	0.87%	^	-21.06%	—	—
Asset Allocation	EQ/Franklin Moderate AllocationΔ — EIMG; Franklin Advisers, Inc.	1.15%	^	-14.22%	0.65%	—
Equity	EQ/Franklin Rising Dividends — EIMG; Franklin Advisers, Inc.	0.87%	^	-10.60%	—	—
Equity	EQ/Goldman Sachs Mid Cap Value — EIMG; Goldman Sachs Asset Management L.P.	1.09%	^	-10.60%	—	—
Asset Allocation	EQ/Goldman Sachs Moderate Growth AllocationΔ — EIMG; Goldman Sachs Asset Management L.P.	1.15%	^	-15.76%	1.77%	—

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TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Asset Allocation	EQ/Growth Strategy† — EIMG	1.00%		-17.40%	3.91%	6.47%
Fixed Income	EQ/Intermediate Government Bond — EIMG; SSGA Funds Management, Inc.	0.65%	^	-7.62%	-0.21%	0.00%
Equity	EQ/International Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.08%		-14.14%	1.33%	3.61%
Equity	EQ/International Equity Index — EIMG; AllianceBernstein L.P.	0.75%	^	-11.89%	1.03%	3.90%
Equity	EQ/Invesco Comstock — EIMG; Invesco Advisers, Inc.	1.00%	^	0.49%	7.75%	10.75%
Equity	EQ/Invesco Global — EIMG; Invesco Advisers, Inc.	1.15%	^	-32.04%	2.42%	7.33%
Specialty	EQ/Invesco Global Real Assets — EIMG; Invesco Advisers, Inc., Invesco Asset Management Ltd.	1.14%		-8.97%	—	—
Asset Allocation	EQ/Invesco Moderate AllocationΔ — EIMG; Invesco Advisers, Inc.	1.15%	^	-12.89%	2.10%	—
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.05%		-16.54%	9.20%	9.46%
Equity	EQ/Large Cap Growth Index — EIMG; AllianceBernstein L.P.	0.72%		-29.53%	10.16%	13.27%
Equity	EQ/Large Cap Value Index — EIMG; AllianceBernstein L.P.	0.74%		-8.20%	5.96%	9.55%
Equity	EQ/Large Cap Value Managed Volatility† — EIMG; AllianceBernstein L.P.	0.86%		-11.60%	5.67%	9.46%
Equity	EQ/Lazard Emerging Markets Equity — EIMG; Lazard Asset Management LLC	1.35%	^	-14.89%	—	—
Equity	EQ/Loomis Sayles Growth — EIMG; Loomis, Sayles & Company, L.P.	1.05%	^	-27.94%	6.91%	11.89%
Equity	EQ/MFS International Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	-15.11%	4.32%	6.05%
Equity	EQ/MFS International Intrinsic Value — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.15%	^	-23.79%	—	—
Equity	EQ/MFS Mid Cap Focused Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	-27.04%	—	—
Specialty	EQ/MFS Technology — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.13%		-36.29%	—	—
Specialty	EQ/MFS Utilities Series — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.05%	^	0.42%	—	—
Equity	EQ/Mid Cap Index — EIMG; AllianceBernstein L.P.	0.66%	^	-13.65%	5.98%	10.02%
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.95%		-14.55%	4.63%	8.96%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.08%		-15.47%	2.33%	4.25%
Asset Allocation	EQ/Moderate Growth Strategy† — EIMG	0.99%		-16.51%	3.28%	5.53%
Money Market	EQ/Money Market* — EIMG; BNY Mellon Investment Adviser, Inc.	0.69%		1.11%	0.85%	0.46%
Fixed Income	EQ/PIMCO Global Real Return — EIMG; Pacific Investment Management Company LLC	1.27%	^	-16.10%	0.54%	—
Fixed Income	EQ/PIMCO Real Return — EIMG; Pacific Investment Management Company LLC	1.25%	^	-11.38%	—	—
Fixed Income	EQ/PIMCO Total Return ESG — EIMG; Pacific Investment Management Company LLC	0.77%	^	-13.99%	—	—
Fixed Income	EQ/PIMCO Ultra Short Bond — EIMG; Pacific Investment Management Company LLC	0.80%	^	-0.57%	0.70%	0.70%
Equity	EQ/Small Company Index — EIMG; AllianceBernstein L.P.	0.63%		-19.76%	4.18%	8.78%
Equity	EQ/T. Rowe Price Growth Stock — EIMG; T. Rowe Price Associates, Inc.	1.00%	^	-38.64%	4.23%	10.63%
Specialty	EQ/T. Rowe Price Health Sciences — EIMG; T. Rowe Price Associates, Inc.	1.20%	^	-13.38%	—	—
Asset Allocation	EQ/Ultra Conservative Strategy†# — EIMG	0.91%		-9.08%	0.30%	0.80%
Equity	EQ/Value Equity — EIMG; Aristotle Capital Management, LLC	0.91%		-15.13%	4.44%	8.43%
Specialty	EQ/Wellington Energy — EIMG; Wellington Management Company LLP	1.19%	^	32.53%	—	—
Asset Allocation	Equitable Conservative Growth MF/ETF Portfolio — EIMG	1.10%	^	-12.40%	4.32%	4.89%
Equity	Multimanager Aggressive Equity — EIMG; AllianceBernstein L.P.	0.99%		-32.15%	8.60%	12.39%
Specialty	Multimanager Technology — EIMG; AllianceBernstein L.P., Wellington Management Company LLP	1.25%	^	-37.29%	10.37%	15.05%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
Δ

Certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Affiliated Portfolios that utilize these volatility management techniques are identified in the chart by a “Δ”. Any such unaffiliated Portfolio is not identified in the chart. See "Portfolios of the Trusts" for more information regarding volatility management.

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†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” for more information regarding volatility management.

*

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

#	The ATP Portfolio is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

Unaffiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Equity	AB VPS Sustainable International Thematic Portfolio — AllianceBernstein L.P.	1.79%	^	-27.81%	1.16%	3.78%
Equity	American Funds Insurance Series® Global Small Capitalization Fund — Capital Research and Management Company	1.16%	^	-29.69%	2.54%	6.58%
Equity	American Funds Insurance Series® New World Fund® — Capital Research and Management Company	1.07%	^	-22.25%	2.07%	4.02%
Fixed Income	American Funds Insurance Series® The Bond Fund of America® — Capital Research and Management Company	0.71%	^	-12.75%	0.51%	1.12%
Asset Allocation	BlackRock Global Allocation V.I. Fund — BlackRock Advisors, LLC; BlackRock (Singapore) Limited	1.00%	^	-16.07%	3.25%	4.81%
Equity	BlackRock Large Cap Focus Growth V.I. Fund — BlackRock Advisors, LLC	1.05%	^	-38.25%	7.24%	11.89%
Equity	ClearBridge Variable Appreciation Portfolio — Legg Mason Partners Fund Advisor, LLC; ClearBridge Investments, LLC	0.97%		-12.64%	9.38%	—
Equity	ClearBridge Variable Mid Cap Portfolio — Legg Mason Partners Fund Advisor, LLC; ClearBridge Investments, LLC	1.08%		-25.50%	4.95%	8.95%
Asset Allocation	Delaware Ivy VIP Asset Strategy — Delaware Management Company; Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited, Macquarie Investment Management Global Limited	0.87%	^	-14.71%	4.32%	4.46%
Fixed Income	Delaware Ivy VIP High Income — Delaware Management Company; Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited, Macquarie Investment Management Global Limited	0.92%		-11.12%	1.70%	3.56%
Specialty	Eaton Vance VT Floating-Rate Income Fund — Eaton Vance Management	1.17%		-2.74%	1.93%	2.52%
Equity	Fidelity® VIP Mid Cap Portfolio — Fidelity Management and Research Company (FMR)	0.86%		-14.97%	5.69%	9.69%
Fixed Income	Fidelity® VIP Strategic Income Portfolio — Fidelity Management and Research Company (FMR)	0.92%		-11.52%	1.09%	2.20%
Asset Allocation	First Trust Multi Income Allocation Portfolio — First Trust Advisors L.P.	1.20%	^	-7.52%	3.50%	—
Asset Allocation	First Trust/Dow Jones Dividend & Income Allocation Portfolio — First Trust Advisors L.P.	1.20%		-12.20%	4.06%	6.75%
Asset Allocation	Franklin Allocation VIP Fund — Franklin Advisers, Inc.	0.82%	^	-16.00%	2.57%	5.56%
Asset Allocation	Franklin Income VIP Fund — Franklin Advisers, Inc.	0.71%		-5.47%	4.30%	5.51%
Equity	Hartford Disciplined Equity HLS Fund — Hartford Funds Management Company, LLC; Wellington Management Company LLP	0.78%		-19.40%	9.01%	12.56%
Equity	Invesco V.I. Diversified Dividend Fund — Invesco Advisers, Inc.	0.92%		-1.92%	5.97%	9.53%
Asset Allocation	Invesco V.I. Equity and Income Fund — Invesco Advisers, Inc.	0.82%		-7.71%	5.35%	8.12%
Fixed Income	Invesco V.I. High Yield Fund — Invesco Advisers, Inc.	1.13%		-9.55%	1.10%	2.67%
Equity	Invesco V.I. Main Street Mid Cap Fund® — Invesco Advisers, Inc.	1.18%		-14.45%	4.82%	7.72%
Equity	Invesco V.I. Small Cap Equity Fund — Invesco Advisers, Inc.	1.20%		-20.73%	5.27%	8.05%
Fixed Income	Lord Abbett Bond Debenture Portfolio (VC) — Lord, Abbett & Co. LLC	0.89%		-12.80%	1.01%	3.65%
Equity	MFS® Investors Trust Series — Massachusetts Financial Services Company	1.03%	^	-16.69%	8.18%	11.15%
Equity	MFS® Massachusetts Investors Growth Stock Portfolio — Massachusetts Financial Services Company	0.98%	^	-19.45%	11.67%	13.01%
Specialty	Neuberger Berman U.S. Equity Index PutWrite Strategy Portfolio — Neuberger Berman Investment Advisers LLC	1.06%	^	-11.28%	4.01%	—
Specialty	PIMCO CommodityRealReturn® Strategy Portfolio — Pacific Investment Management Company LLC	1.39%	^	8.66%	6.94%	-1.66%

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TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Specialty	ProFund VP Biotechnology — ProFund Advisors LLC	1.63%		-7.71%	6.00%	12.08%
Equity	Templeton Developing Markets VIP Fund — Templeton Asset Management Ltd.	1.37%	^	-21.98%	-1.67%	1.02%
Fixed Income	Templeton Global Bond VIP Fund — Franklin Advisers, Inc.	0.77%	^	-4.95%	-2.32%	-0.78%
Specialty	VanEck VIP Global Resources Fund — Van Eck Associates Corporation	1.33%		8.12%	4.01%	0.10%
^	This Portfolio’s annual expenses reflect temporary fee reductions.

Amounts you allocate to the Protected Benefit account variable investment options fund your Guaranteed benefits.

Protected Benefit Account Variable Investment Options
EQ/AB Dynamic Growth	EQ/Franklin Moderate Allocation
EQ/AB Dynamic Moderate Growth	EQ/Goldman Sachs Moderate Growth Allocation
EQ/Aggressive Growth Strategy	EQ/Growth Strategy
EQ/Balanced Strategy	EQ/Invesco Moderate Allocation
EQ/Conservative Strategy	EQ/Moderate Growth Strategy
EQ/Conservative Growth Strategy	EQ/Ultra Conservative Strategy(1)
(1)	The ATP Portfolio is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

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Retirement Cornerstone® Series 15.0

Series E

Issued by

Equitable Financial Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

(212) 554-1234

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the contract, dated May 1, 2016, contains more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this Annual Notice.

Class/Contract Identifier: C000154994

(#380729)

Retirement Cornerstone® Series 15A

Series E

Equitable Financial Life Insurance Company

Issued through: Separate Account No. 70

Contract Class: Series E

Modern Alternative Disclosure Annual Notice

May 1, 2023

This Modern Alternative Disclosure Annual Notice (“Annual Notice”) provides certain updated information about your contract. In addition, this Annual Notice provides important information about your contract that you should review, including a list of Portfolio Companies available under your contract. Please read this Annual Notice carefully and retain it with your contract prospectus for future reference. Equitable Financial Life Insurance Company is providing this Annual Notice in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for variable insurance products.

The most recent contract prospectus, dated May 1, 2016, contains more information about the contract, including its features, benefits, and risks. You can find the prospectuses for the Portfolio Companies listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account, and other information about the contract online at www.equitable.com/ICSR#EQH154184. You can also obtain this information at no cost by calling 1-877-522-5035.

Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Cat #154196MAD (05/23)

Updated Information About the Contract

The information in this Annual Notice is a summary of certain contract features that have changed since the previous notice. This may not reflect all of the changes that have occurred since you entered into your contract.

INVESTMENT OPTIONS

There have been changes to the Appendix listing the Portfolio Companies available under the contract in this Annual Notice.

Investment Options Added: EQ/Core Plus Bond.

Investment Options No Longer Available: 7Twelve Balanced Portfolio; ClearBridge Variable Aggressive Growth Portfolio; ClearBridge Variable Dividend Strategy Portfolio; Delaware Ivy VIP Global Equity Income; Delaware Ivy VIP Natural Resources; Delaware Ivy VIP Small Cap Growth; EQ/Franklin Strategic Income; EQ/Invesco International Growth; Franklin Multi-Asset Dynamic Multi-Strategy VIT; Hartford Capital Appreciation HLS Fund; Neuberger Berman International Equity Portfolio; Putnam VT Diversified Income Fund.

Investment Option Name Changes: Equitable Conservative Growth MF/ETF Portfolio (formerly 1290 VT DoubleLine Dynamic Allocation Portfolio); AB VPS Sustainable International Thematic Portfolio (formerly AB VPS International Growth Portfolio).

OTHER

New age for beginning lifetime required minimum distributions from tax-qualified contracts: Effective for distributions made after December 31, 2022, the age after which lifetime required minimum distributions must begin for all traditional IRAs (including SEP IRAs and SIMPLE IRAs), as well as all other tax-favored and tax-qualified employer sponsored plans under Internal Revenue Code Sections 401(a), including 401(k) (qualified plans), 403(b) (TSAs) and 457(b) plans (EDCs) has increased from 72 to 73 for individuals who attain age 72 after December 31, 2022, and attain age 73 before January 1, 2033. This age will further increase to age 75 for individuals who attain age 74 after December 31, 2032. If you were born on or after January 1, 1951, you are impacted by this change. All other requirements for the timing of lifetime required minimum distributions remain the same. This means, for example, if you were born before January 1, 1951, then the increase in the age when lifetime required minimum distributions must begin does not apply to you and you must begin and/or continue to take lifetime required minimum distributions as required before the passage of the newly passed SECURE 2.0 Act of 2022 (SECURE 2.0). Please consult your tax adviser about your individual circumstances.

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Important Information You Should Consider About the Contract

FEES AND EXPENSES

Transaction Charges

You may be charged for other transactions (for special requests such as wire transfers, express mail, duplicate contracts, preparing checks, third-party transfers or exchanges, or when you transfer between investment options in excess a certain number).

For additional information about transaction charges see “Charges and Expenses” in the Prospectus.

Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year under the contract, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract(1)	1.30%	1.30%
Investment options (Portfolio fees and expenses)(2)	0.56%	2.10%
Optional benefits available for an additional charge (for a single optional benefit, if elected)(3)	0.35%	2.30%

(1) Expressed as an annual percent of daily net assets in the variable investment options.

(2) Expressed as an annual percentage of daily net assets in the Portfolio. This range is for the year ended December 31, 2022 and could change from year to year.

(3) Expressed as an annual percentage of the applicable benefit base.

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract or make any other transactions.

Lowest Annual Cost $1,712	Highest Annual Cost $7,116

Assumes:

•   Investment of $100,000

•   5% annual appreciation

•   Least expensive combination of contract and Portfolio fees and expenses

•   No optional benefits

•   No sales charge

•   No additional contributions, transfers or withdrawals

Assumes:

•   Investment of $100,000

•   5% annual appreciation

•   Most expensive combination of optional benefits (GMIB and “Greater of” death benefit) and Portfolio fees and expenses

•   No sales charges

•   No additional contributions, transfers or withdrawals

For additional information about ongoing fees and expenses see “Fee Table” in the Prospectus.

RISKS

Risk of Loss	The contract is subject to the risk of loss. You could lose some or all of your account value.

Not a Short-Term Investment

The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle. Withdrawals may be subject to federal and state income taxes and tax penalties.

For additional information about the investment profile of the contract see “Fee Table” in the Prospectus.

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Risks Associated with Investment Options

An investment in the contract is subject to the risk of poor investment performance and can vary depending on the performance of the variable investment options available under the contract (e.g., the Portfolios). Each investment option, including the guaranteed interest option, has its own unique risks. You should review the investment options available under the contract before making an investment decision.

For additional information about the risks associated with investment options see “Variable investment options”, “Guaranteed interest option” and “Portfolios of the Trusts” in “Contract features and benefits” in the Prospectus.

For more information on the Portfolios, please refer to Appendix: “Portfolio Companies available under the Contract” in this Annual Notice.

Insurance Company Risks

An investment in the contract is subject to the risks related to the Company. The Company is solely responsible to the contract owner for the contract’s account value and the Guaranteed benefits. The general obligations, including the guaranteed interest option, and any Guaranteed benefits under the contract are supported by our general account and are subject to our claims-paying ability. An owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, may be obtained at www.equitable.com/selling-life-insurance/financial-strength-ratings.

For additional information about insurance company risks see “About the general account” in “More information” in the Prospectus.

RESTRICTIONS

Investments	We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options (including the Protected Benefit account variable investment options) and to limit the number of variable investment options which you may select. Such rights include, among others, combining any two or more variable investment options and transferring account value from any variable investment option to another variable investment option.

There are restrictions regarding investment options if Guaranteed benefits are elected, limits on contributions and transfers into and out of the guaranteed interest option, and restrictions or limits with Special DCA programs. See “Allocating your contributions” in “Contract features and benefits” and “Transferring your account value” in “Transferring your money among investment options” in the Prospectus for more information.

For more information see “About Separate Account No. 70” in “More information” in the Prospectus.

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer.

For additional information about the investment options, including information regarding volatility management strategies and techniques, see “Transfer charge” in “Charges and expenses” and “Portfolios of the Trusts” in “Contract features and benefits” in the Prospectus.

Optional Benefits	At any time, we have the right to limit or terminate your contributions, allocations and transfers to any of the variable investment options. If you have one or more Guaranteed benefits (which are also known as optional benefits) and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/ or transfers into the Protected Benefit account variable investment options, you may no longer be able to fund your Guaranteed benefit(s).

Investment options are limited if Guaranteed benefits are elected. Withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.

For additional information about the optional benefits see “How you can purchase and contribute to your contract” in “Contract features and benefits” in the Prospectus. See also ”Guaranteed minimum death benefits” in “Contract features and benefits” in the Prospectus.

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TAXES
Tax Implications	You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract. There is no additional tax benefit to you if the contract is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a withdrawal from the contract.

For additional information about tax implications see “Tax information” in the Prospectus.
CONFLICTS OF INTEREST
Investment Professional Compensation	Some financial professionals may receive compensation for selling the contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this contract over another investment.

For additional information about compensation to financial professionals see “Distribution of the contracts” in “More information” in the Prospectus.
Exchanges	Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable to purchase the new contract rather than continue to own your existing contract.

For additional information about exchanges see “Charge for third-party transfer or exchange” in “Charges and expenses” in the Prospectus.

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Appendix: Portfolio Companies available under the Contract

The following is a list of Portfolio Companies available under the contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH154184. You can request this information at no cost by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com. If you elect a Guaranteed benefit, you may only invest in the Portfolios listed in the designated table below.

The current expenses and performance information below reflects fee and expenses of the Portfolios, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

Affiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Fixed Income	1290 VT DoubleLine Opportunistic Bond — Equitable Investment Management Group, LLC (“EIMG”); DoubleLine Capital LP	0.92%	^	-13.46%	-0.75%	—
Equity	1290 VT Equity Income — EIMG; Barrow, Hanley, Mewhinney & Strauss, LLC d/b/a Barrow Hanley Global Investors	0.95%	^	3.11%	6.42%	9.65%
Specialty	1290 VT GAMCO Mergers & Acquisitions — EIMG; GAMCO Asset Management, Inc.	1.29%	^	-6.01%	1.32%	3.51%
Equity	1290 VT GAMCO Small Company Value — EIMG; GAMCO Asset Management, Inc.	1.05%		-10.67%	4.98%	9.45%
Fixed Income	1290 VT High Yield Bond — EIMG; AXA Investment Managers US Inc., Post Advisory Group, LLC	1.03%	^	-10.30%	1.85%	—
Specialty	1290 VT Natural Resources — EIMG; AllianceBernstein L.P.	0.90%	^	32.35%	6.75%	—
Specialty	1290 VT Real Estate — EIMG; AllianceBernstein L.P.	0.90%	^	-24.99%	-0.23%	—
Equity	1290 VT Small Cap Value — EIMG; BlackRock Investment Management, LLC, Horizon Kinetics Asset Management LLC	1.15%	^	0.07%	8.76%	—
Asset Allocation	EQ/AB Dynamic GrowthΔ — EIMG; AllianceBernstein L.P.	1.15%	^	-15.59%	1.99%	—
Asset Allocation	EQ/AB Dynamic Moderate GrowthΔ — EIMG; AllianceBernstein L.P.	1.12%		-14.63%	1.72%	4.44%
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.91%		-28.45%	5.28%	9.52%
Asset Allocation	EQ/Aggressive Growth Strategy† — EIMG	1.02%		-18.34%	4.48%	7.37%
Asset Allocation	EQ/All Asset Growth Allocation — EIMG	1.24%		-14.48%	3.23%	5.27%
Equity	EQ/American Century Mid Cap Value — EIMG; American Century Investment Management, Inc.	1.00%	^	-1.47%	—	—
Asset Allocation	EQ/Balanced Strategy† — EIMG	0.97%		-15.57%	2.65%	4.58%
Equity	EQ/Common Stock Index — EIMG; AllianceBernstein L.P.	0.68%		-19.46%	8.13%	11.43%
Asset Allocation	EQ/Conservative Growth Strategy† — EIMG	0.97%		-14.46%	2.00%	3.64%
Asset Allocation	EQ/Conservative Strategy† — EIMG	0.94%		-12.26%	0.72%	1.74%
Fixed Income	EQ/Core Bond Index — EIMG; SSGA Funds Management, Inc.	0.65%	^	-8.76%	0.20%	0.50%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%	^	-12.89%	0.91%	1.06%
Equity	EQ/Emerging Markets Equity PLUS — EIMG; AllianceBernstein L.P., EARNEST Partners, LLC	1.20%	^	-17.63%	-1.32%	—
Equity	EQ/Equity 500 Index — EIMG; AllianceBernstein L.P.	0.54%	^	-18.55%	8.81%	11.89%
Equity	EQ/Fidelity Institutional AM® Large Cap — EIMG; FIAM LLC	0.87%	^	-21.06%	—	—
Asset Allocation	EQ/Franklin Moderate AllocationΔ — EIMG; Franklin Advisers, Inc.	1.15%	^	-14.22%	0.65%	—
Equity	EQ/Franklin Rising Dividends — EIMG; Franklin Advisers, Inc.	0.87%	^	-10.60%	—	—
Equity	EQ/Goldman Sachs Mid Cap Value — EIMG; Goldman Sachs Asset Management L.P.	1.09%	^	-10.60%	—	—
Asset Allocation	EQ/Goldman Sachs Moderate Growth AllocationΔ — EIMG; Goldman Sachs Asset Management L.P.	1.15%	^	-15.76%	1.77%	—

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TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Asset Allocation	EQ/Growth Strategy† — EIMG	1.00%		-17.40%	3.91%	6.47%
Fixed Income	EQ/Intermediate Government Bond — EIMG; SSGA Funds Management, Inc.	0.65%	^	-7.62%	-0.21%	0.00%
Equity	EQ/International Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.08%		-14.14%	1.33%	3.61%
Equity	EQ/International Equity Index — EIMG; AllianceBernstein L.P.	0.75%	^	-11.89%	1.03%	3.90%
Equity	EQ/Invesco Comstock — EIMG; Invesco Advisers, Inc.	1.00%	^	0.49%	7.75%	10.75%
Equity	EQ/Invesco Global — EIMG; Invesco Advisers, Inc.	1.15%	^	-32.04%	2.42%	7.33%
Specialty	EQ/Invesco Global Real Assets — EIMG; Invesco Advisers, Inc., Invesco Asset Management Ltd.	1.14%		-8.97%	—	—
Asset Allocation	EQ/Invesco Moderate AllocationΔ — EIMG; Invesco Advisers, Inc.	1.15%	^	-12.89%	2.10%	—
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.05%		-16.54%	9.20%	9.46%
Equity	EQ/Large Cap Growth Index — EIMG; AllianceBernstein L.P.	0.72%		-29.53%	10.16%	13.27%
Equity	EQ/Large Cap Value Index — EIMG; AllianceBernstein L.P.	0.74%		-8.20%	5.96%	9.55%
Equity	EQ/Large Cap Value Managed Volatility† — EIMG; AllianceBernstein L.P.	0.86%		-11.60%	5.67%	9.46%
Equity	EQ/Lazard Emerging Markets Equity — EIMG; Lazard Asset Management LLC	1.35%	^	-14.89%	—	—
Equity	EQ/Loomis Sayles Growth — EIMG; Loomis, Sayles & Company, L.P.	1.05%	^	-27.94%	6.91%	11.89%
Equity	EQ/MFS International Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	-15.11%	4.32%	6.05%
Equity	EQ/MFS International Intrinsic Value — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.15%	^	-23.79%	—	—
Equity	EQ/MFS Mid Cap Focused Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	-27.04%	—	—
Specialty	EQ/MFS Technology — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.13%		-36.29%	—	—
Specialty	EQ/MFS Utilities Series — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.05%	^	0.42%	—	—
Equity	EQ/Mid Cap Index — EIMG; AllianceBernstein L.P.	0.66%	^	-13.65%	5.98%	10.02%
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.95%		-14.55%	4.63%	8.96%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.08%		-15.47%	2.33%	4.25%
Asset Allocation	EQ/Moderate Growth Strategy† — EIMG	0.99%		-16.51%	3.28%	5.53%
Money Market	EQ/Money Market* — EIMG; BNY Mellon Investment Adviser, Inc.	0.69%		1.11%	0.85%	0.46%
Fixed Income	EQ/PIMCO Global Real Return — EIMG; Pacific Investment Management Company LLC	1.27%	^	-16.10%	0.54%	—
Fixed Income	EQ/PIMCO Real Return — EIMG; Pacific Investment Management Company LLC	1.25%	^	-11.38%	—	—
Fixed Income	EQ/PIMCO Total Return ESG — EIMG; Pacific Investment Management Company LLC	0.77%	^	-13.99%	—	—
Fixed Income	EQ/PIMCO Ultra Short Bond — EIMG; Pacific Investment Management Company LLC	0.80%	^	-0.57%	0.70%	0.70%
Equity	EQ/Small Company Index — EIMG; AllianceBernstein L.P.	0.63%		-19.76%	4.18%	8.78%
Equity	EQ/T. Rowe Price Growth Stock — EIMG; T. Rowe Price Associates, Inc.	1.00%	^	-38.64%	4.23%	10.63%
Specialty	EQ/T. Rowe Price Health Sciences — EIMG; T. Rowe Price Associates, Inc.	1.20%	^	-13.38%	—	—
Asset Allocation	EQ/Ultra Conservative Strategy†# — EIMG	0.91%		-9.08%	0.30%	0.80%
Equity	EQ/Value Equity — EIMG; Aristotle Capital Management, LLC	0.91%		-15.13%	4.44%	8.43%
Specialty	EQ/Wellington Energy — EIMG; Wellington Management Company LLP	1.19%	^	32.53%	—	—
Asset Allocation	Equitable Conservative Growth MF/ETF Portfolio — EIMG	1.10%	^	-12.40%	4.32%	4.89%
Equity	Multimanager Aggressive Equity — EIMG; AllianceBernstein L.P.	0.99%		-32.15%	8.60%	12.39%
Specialty	Multimanager Technology — EIMG; AllianceBernstein L.P., Wellington Management Company LLP	1.25%	^	-37.29%	10.37%	15.05%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
Δ

Certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Affiliated Portfolios that utilize these volatility management techniques are identified in the chart by a “Δ”. Any such unaffiliated Portfolio is not identified in the chart. See “Portfolios of the Trusts” for more information regarding volatility management.

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†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” for more information regarding volatility management.

*

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

#	The ATP Portfolio is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

Unaffiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Equity	AB VPS Sustainable International Thematic Portfolio — AllianceBernstein L.P.	1.79%	^	-27.81%	1.16%	3.78%
Equity	American Funds Insurance Series® Global Small Capitalization Fund — Capital Research and Management Company	1.16%	^	-29.69%	2.54%	6.58%
Equity	American Funds Insurance Series® New World Fund® — Capital Research and Management Company	1.07%	^	-22.25%	2.07%	4.02%
Fixed Income	American Funds Insurance Series® The Bond Fund of America® — Capital Research and Management Company	0.71%	^	-12.75%	0.51%	1.12%
Asset Allocation	BlackRock Global Allocation V.I. Fund — BlackRock Advisors, LLC; BlackRock (Singapore) Limited	1.00%	^	-16.07%	3.25%	4.81%
Equity	BlackRock Large Cap Focus Growth V.I. Fund — BlackRock Advisors, LLC	1.05%	^	-38.25%	7.24%	11.89%
Equity	ClearBridge Variable Appreciation Portfolio — Legg Mason Partners Fund Advisor, LLC; ClearBridge Investments, LLC	0.97%		-12.64%	9.38%	—
Equity	ClearBridge Variable Mid Cap Portfolio — Legg Mason Partners Fund Advisor, LLC; ClearBridge Investments, LLC	1.08%		-25.50%	4.95%	8.95%
Asset Allocation	Delaware Ivy VIP Asset Strategy — Delaware Management Company; Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited, Macquarie Investment Management Global Limited	0.87%	^	-14.71%	4.32%	4.46%
Fixed Income	Delaware Ivy VIP High Income — Delaware Management Company; Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited, Macquarie Investment Management Global Limited	0.92%		-11.12%	1.70%	3.56%
Specialty	Eaton Vance VT Floating-Rate Income Fund — Eaton Vance Management	1.17%		-2.74%	1.93%	2.52%
Equity	Fidelity® VIP Mid Cap Portfolio — Fidelity Management and Research Company (FMR)	0.86%		-14.97%	5.69%	9.69%
Fixed Income	Fidelity® VIP Strategic Income Portfolio — Fidelity Management and Research Company (FMR)	0.92%		-11.52%	1.09%	2.20%
Asset Allocation	First Trust Multi Income Allocation Portfolio — First Trust Advisors L.P.	1.20%	^	-7.52%	3.50%	—
Asset Allocation	First Trust/Dow Jones Dividend & Income Allocation Portfolio — First Trust Advisors L.P.	1.20%		-12.20%	4.06%	6.75%
Asset Allocation	Franklin Allocation VIP Fund — Franklin Advisers, Inc.	0.82%	^	-16.00%	2.57%	5.56%
Asset Allocation	Franklin Income VIP Fund — Franklin Advisers, Inc.	0.71%		-5.47%	4.30%	5.51%
Equity	Hartford Disciplined Equity HLS Fund — Hartford Funds Management Company, LLC; Wellington Management Company LLP	0.78%		-19.40%	9.01%	12.56%
Equity	Invesco V.I. Diversified Dividend Fund — Invesco Advisers, Inc.	0.92%		-1.92%	5.97%	9.53%
Asset Allocation	Invesco V.I. Equity and Income Fund — Invesco Advisers, Inc.	0.82%		-7.71%	5.35%	8.12%
Fixed Income	Invesco V.I. High Yield Fund — Invesco Advisers, Inc.	1.13%		-9.55%	1.10%	2.67%
Equity	Invesco V.I. Main Street Mid Cap Fund® — Invesco Advisers, Inc.	1.18%		-14.45%	4.82%	7.72%
Equity	Invesco V.I. Small Cap Equity Fund — Invesco Advisers, Inc.	1.20%		-20.73%	5.27%	8.05%
Fixed Income	Lord Abbett Bond Debenture Portfolio (VC) — Lord, Abbett & Co. LLC	0.89%		-12.80%	1.01%	3.65%
Equity	MFS® Investors Trust Series — Massachusetts Financial Services Company	1.03%	^	-16.69%	8.18%	11.15%
Equity	MFS® Massachusetts Investors Growth Stock Portfolio — Massachusetts Financial Services Company	0.98%	^	-19.45%	11.67%	13.01%
Specialty	Neuberger Berman U.S. Equity Index PutWrite Strategy Portfolio — Neuberger Berman Investment Advisers LLC	1.06%	^	-11.28%	4.01%	—
Specialty	PIMCO CommodityRealReturn® Strategy Portfolio — Pacific Investment Management Company LLC	1.39%	^	8.66%	6.94%	-1.66%
Specialty	ProFund VP Biotechnology — ProFund Advisors LLC	1.63%		-7.71%	6.00%	12.08%

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TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Equity	Templeton Developing Markets VIP Fund — Templeton Asset Management Ltd.	1.37%	^	-21.98%	-1.67%	1.02%
Fixed Income	Templeton Global Bond VIP Fund — Franklin Advisers, Inc.	0.77%	^	-4.95%	-2.32%	-0.78%
Specialty	VanEck VIP Global Resources Fund — Van Eck Associates Corporation	1.33%		8.12%	4.01%	0.10%
^	This Portfolio’s annual expenses reflect temporary fee reductions.

Amounts you allocate to the Protected Benefit account variable investment options fund your Guaranteed benefits.

Protected Benefit Account Variable Investment Options
EQ/AB Dynamic Growth	EQ/Franklin Moderate Allocation
EQ/AB Dynamic Moderate Growth	EQ/Goldman Sachs Moderate Growth Allocation
EQ/Aggressive Growth Strategy	EQ/Growth Strategy
EQ/Balanced Strategy	EQ/Invesco Moderate Allocation
EQ/Conservative Strategy	EQ/Moderate Growth Strategy
EQ/Conservative Growth Strategy	EQ/Ultra Conservative Strategy(1)
(1)	The ATP Portfolio is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

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Retirement Cornerstone® Series 15A

Series E

Issued by

Equitable Financial Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

(212) 554-1234

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the contract, dated May 1, 2016, contains more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this Annual Notice.

Class/Contract Identifier: C000167138

(#380929)

Retirement Cornerstone® Series 15B

Series E

Equitable Financial Life Insurance Company

Issued through: Separate Account No. 70

Contract Class: Series E

Modern Alternative Disclosure Annual Notice

May 1, 2023

This Modern Alternative Disclosure Annual Notice (“Annual Notice”) provides certain updated information about your contract. In addition, this Annual Notice provides important information about your contract that you should review, including a list of Portfolio Companies available under your contract. Please read this Annual Notice carefully and retain it with your contract prospectus for future reference. Equitable Financial Life Insurance Company is providing this Annual Notice in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for variable insurance products.

The most recent contract prospectus, dated May 1, 2017, contains more information about the contract, including its features, benefits, and risks. You can find the prospectuses for the Portfolio Companies listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account, and other information about the contract online at www.equitable.com/ICSR#EQH157124. You can also obtain this information at no cost by calling 1-877-522-5035.

Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Cat #157124MAD (05/23)

Updated Information About the Contract

The information in this Annual Notice is a summary of certain contract features that have changed since the previous notice. This may not reflect all of the changes that have occurred since you entered into your contract.

INVESTMENT OPTIONS

There have been changes to the Appendix listing the Portfolio Companies available under the contract in this Annual Notice.

Investment Options Added: EQ/Core Plus Bond.

Investment Options No Longer Available: 7Twelve Balanced Portfolio; ClearBridge Variable Aggressive Growth Portfolio; ClearBridge Variable Dividend Strategy Portfolio; Delaware Ivy VIP Global Equity Income; Delaware Ivy VIP Natural Resources; Delaware Ivy VIP Small Cap Growth; EQ/Franklin Strategic Income; EQ/Invesco International Growth; Franklin Multi-Asset Dynamic Multi-Strategy VIT; Hartford Capital Appreciation HLS Fund; Neuberger Berman International Equity Portfolio; Putnam VT Diversified Income Fund.

Investment Option Name Changes: Equitable Conservative Growth MF/ETF Portfolio (formerly 1290 VT DoubleLine Dynamic Allocation Portfolio); AB VPS Sustainable International Thematic Portfolio (formerly AB VPS International Growth Portfolio).

OTHER

New age for beginning lifetime required minimum distributions from tax-qualified contracts: Effective for distributions made after December 31, 2022, the age after which lifetime required minimum distributions must begin for all traditional IRAs (including SEP IRAs and SIMPLE IRAs), as well as all other tax-favored and tax-qualified employer sponsored plans under Internal Revenue Code Sections 401(a), including 401(k) (qualified plans), 403(b) (TSAs) and 457(b) plans (EDCs) has increased from 72 to 73 for individuals who attain age 72 after December 31, 2022, and attain age 73 before January 1, 2033. This age will further increase to age 75 for individuals who attain age 74 after December 31, 2032. If you were born on or after January 1, 1951, you are impacted by this change. All other requirements for the timing of lifetime required minimum distributions remain the same. This means, for example, if you were born before January 1, 1951, then the increase in the age when lifetime required minimum distributions must begin does not apply to you and you must begin and/or continue to take lifetime required minimum distributions as required before the passage of the newly passed SECURE 2.0 Act of 2022 (SECURE 2.0). Please consult your tax adviser about your individual circumstances.

Important Information You Should Consider About the Contract

FEES AND EXPENSES

Transaction Charges

You may be charged for other transactions (for special requests such as wire transfers, express mail, duplicate contracts, preparing checks, third-party transfers or exchanges, or when you transfer between investment options in excess a certain number).

For additional information about transaction charges see “Charges and Expenses” in the Prospectus.

Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year under the contract, depending on the options you choose. Please refer to your contract specifications page for information about the specific fees you will pay each year based on the options you have elected.

Annual Fee	Minimum	Maximum
Base Contract(1)	1.30%	1.30%
Investment options (Portfolio fees and expenses)(2)	0.56%	2.10%
Optional benefits available for an additional charge (for a single optional benefit, if elected)(3)	0.35%	2.30%

(1) Expressed as an annual percent of daily net assets in the variable investment options.

(2) Expressed as an annual percentage of daily net assets in the Portfolio. This range is for the year ended December 31, 2022 and could change from year to year.

(3) Expressed as an annual percentage of the applicable benefit base.

Because your contract is customizable, the choices you make affect how much you will pay. To help you understand the cost of owning your contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the contract or make any other transactions.

Lowest Annual Cost $1,712	Highest Annual Cost $7,116

Assumes:

•   Investment of $100,000

•   5% annual appreciation

•   Least expensive combination of contract and Portfolio fees and expenses

•   No optional benefits

•   No sales charge

•   No additional contributions, transfers or withdrawals

Assumes:

•   Investment of $100,000

•   5% annual appreciation

•   Most expensive combination of optional benefits (GMIB “Greater of” death benefit) and Portfolio fees and expenses

•   No sales charges

•   No additional contributions, transfers or withdrawals

For additional information about ongoing fees and expenses see “Fee Table” in the Prospectus.

RISKS

Risk of Loss	The contract is subject to the risk of loss. You could lose some or all of your account value.

Not a Short-Term Investment

The contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash because the contract is designed to provide for the accumulation of retirement savings and income on a long-term basis. As such, you should not use the contract as a short-term investment or savings vehicle. Withdrawals may be subject to federal and state income taxes and tax penalties.

For additional information about the investment profile of the contract see “Fee Table” in the Prospectus.

Risks Associated with Investment Options

An investment in the contract is subject to the risk of poor investment performance and can vary depending on the performance of the variable investment options available under the contract (e.g., the Portfolios). Each investment option, including the guaranteed interest option, has its own unique risks. You should review the investment options available under the contract before making an investment decision.

For additional information about the risks associated with investment options see “Variable investment options”, “Guaranteed interest option” and “Portfolios of the Trusts” in “Contract features and benefits” in the Prospectus.

For more information on the Portfolios, please refer to Appendix: “Portfolio Companies available under the Contract” in this Annual Notice.

Insurance Company Risks

An investment in the contract is subject to the risks related to the Company. The Company is solely responsible to the contract owner for the contract’s account value and the Guaranteed benefits. The general obligations, including the guaranteed interest option, and any Guaranteed benefits under the contract are supported by our general account and are subject to our claims-paying ability. An owner should look solely to our financial strength for our claims-paying ability. More information about the Company, including our financial strength ratings, may be obtained at www.equitable.com/selling-life-insurance/financial-strength-ratings.

For additional information about insurance company risks see “About the general account” in “More information” in the Prospectus.

RESTRICTIONS

Investments	We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options (including the Protected Benefit account variable investment options) and to limit the number of variable investment options which you may select. Such rights include, among others, combining any two or more variable investment options and transferring account value from any variable investment option to another variable investment option.

There are restrictions regarding investment options if Guaranteed benefits are elected, limits on contributions and transfers into and out of the guaranteed interest option, and restrictions or limits with Special DCA programs. See “Allocating your contributions” in “Contract features and benefits” and “Transferring your account value” in “Transferring your money among investment options” in the Prospectus for more information.

For more information see “About Separate Account No. 70” in “More information” in the Prospectus.

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer.

For additional information about the investment options, including information regarding volatility management strategies and techniques, see “Transfer charge” in “Charges and expenses” and “Portfolios of the Trusts” in “Contract features and benefits” in the Prospectus.

Optional Benefits	At any time, we have the right to limit or terminate your contributions, allocations and transfers to any of the variable investment options. If you have one or more Guaranteed benefits (which are also known as optional benefits) and we exercise our right to discontinue the acceptance of, and/or place additional limitations on, contributions to the contract and/or contributions and/ or transfers into the Protected Benefit account variable investment options, you may no longer be able to fund your Guaranteed benefit(s).

Investment options are limited if Guaranteed benefits are elected. Withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminate the benefit.

For additional information about the optional benefits see “How you can purchase and contribute to your contract” in “Contract features and benefits” in the Prospectus. See also ”Guaranteed minimum death benefits” in “Contract features and benefits” in the Prospectus.

TAXES
Tax Implications	You should consult with a tax professional to determine the tax implications of an investment in, and payments received under, the contract. There is no additional tax benefit to you if the contract is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties. Generally, you are not taxed until you make a withdrawal from the contract.

For additional information about tax implications see “Tax information” in the Prospectus.
CONFLICTS OF INTEREST
Investment Professional Compensation	Some financial professionals may receive compensation for selling the contract to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this contract over another investment.

For additional information about compensation to financial professionals see “Distribution of the contracts” in “More information” in the Prospectus.
Exchanges	Some financial professionals may have a financial incentive to offer a new contract in place of the one you already own. You should only exchange your contract if you determine, after comparing the features, fees, and risks of both contracts, that it is preferable to purchase the new contract rather than continue to own your existing contract.

For additional information about exchanges see “Charge for third-party transfer or exchange” in “Charges and expenses” in the Prospectus.

Appendix: Portfolio Companies available under the Contract

The following is a list of Portfolio Companies available under the contract. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online www.equitable.com/ICSR#EQH157124. You can request this information at no cost by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com. If you elect a Guaranteed benefit, you may only invest in the Portfolios listed in the designated table below.

The current expenses and performance information below reflects fee and expenses of the Portfolios, but do not reflect the other fees and expenses that your contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio’s past performance is not necessarily an indication of future performance.

Affiliated Portfolio Companies:

		Current Expenses		Average Annual Total Returns (as of 12/31/2022)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Fixed Income	1290 VT DoubleLine Opportunistic Bond — Equitable Investment Management Group, LLC (“EIMG”); DoubleLine Capital LP	0.92%	^	-13.46%	-0.75%	—
Equity	1290 VT Equity Income — EIMG; Barrow, Hanley, Mewhinney & Strauss, LLC d/b/a Barrow Hanley Global Investors	0.95%	^	3.11%	6.42%	9.65%
Specialty	1290 VT GAMCO Mergers & Acquisitions — EIMG; GAMCO Asset Management, Inc.	1.29%	^	-6.01%	1.32%	3.51%
Equity	1290 VT GAMCO Small Company Value — EIMG; GAMCO Asset Management, Inc.	1.05%		-10.67%	4.98%	9.45%
Fixed Income	1290 VT High Yield Bond — EIMG; AXA Investment Managers US Inc., Post Advisory Group, LLC	1.03%	^	-10.30%	1.85%	—
Specialty	1290 VT Natural Resources — EIMG; AllianceBernstein L.P.	0.90%	^	32.35%	6.75%	—
Specialty	1290 VT Real Estate — EIMG; AllianceBernstein L.P.	0.90%	^	-24.99%	-0.23%	—
Equity	1290 VT Small Cap Value — EIMG; BlackRock Investment Management, LLC, Horizon Kinetics Asset Management LLC	1.15%	^	0.07%	8.76%	—
Asset Allocation	EQ/AB Dynamic GrowthΔ — EIMG; AllianceBernstein L.P.	1.15%	^	-15.59%	1.99%	—
Asset Allocation	EQ/AB Dynamic Moderate GrowthΔ — EIMG; AllianceBernstein L.P.	1.12%		-14.63%	1.72%	4.44%
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.91%		-28.45%	5.28%	9.52%
Asset Allocation	EQ/Aggressive Growth Strategy† — EIMG	1.02%		-18.34%	4.48%	7.37%
Asset Allocation	EQ/All Asset Growth Allocation — EIMG	1.24%		-14.48%	3.23%	5.27%
Equity	EQ/American Century Mid Cap Value — EIMG; American Century Investment Management, Inc.	1.00%	^	-1.47%	—	—
Asset Allocation	EQ/Balanced Strategy† — EIMG	0.97%		-15.57%	2.65%	4.58%
Equity	EQ/Common Stock Index — EIMG; AllianceBernstein L.P.	0.68%		-19.46%	8.13%	11.43%
Asset Allocation	EQ/Conservative Growth Strategy† — EIMG	0.97%		-14.46%	2.00%	3.64%
Asset Allocation	EQ/Conservative Strategy† — EIMG	0.94%		-12.26%	0.72%	1.74%
Fixed Income	EQ/Core Bond Index — EIMG; SSGA Funds Management, Inc.	0.65%	^	-8.76%	0.20%	0.50%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%	^	-12.89%	0.91%	1.06%
Equity	EQ/Emerging Markets Equity PLUS — EIMG; AllianceBernstein L.P., EARNEST Partners, LLC	1.20%	^	-17.63%	-1.32%	—
Equity	EQ/Equity 500 Index — EIMG; AllianceBernstein L.P.	0.54%	^	-18.55%	8.81%	11.89%
Equity	EQ/Fidelity Institutional AM® Large Cap — EIMG; FIAM LLC	0.87%	^	-21.06%	—	—
Asset Allocation	EQ/Franklin Moderate AllocationΔ — EIMG; Franklin Advisers, Inc.	1.15%	^	-14.22%	0.65%	—
Equity	EQ/Franklin Rising Dividends — EIMG; Franklin Advisers, Inc.	0.87%	^	-10.60%	—	—
Equity	EQ/Goldman Sachs Mid Cap Value — EIMG; Goldman Sachs Asset Management L.P.	1.09%	^	-10.60%	—	—
Asset Allocation	EQ/Goldman Sachs Moderate Growth AllocationΔ — EIMG; Goldman Sachs Asset Management L.P.	1.15%	^	-15.76%	1.77%	—
Asset Allocation	EQ/Growth Strategy† — EIMG	1.00%		-17.40%	3.91%	6.47%

		Current Expenses		Average Annual Total Returns (as of 12/31/2022)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Fixed Income	EQ/Intermediate Government Bond — EIMG; SSGA Funds Management, Inc.	0.65%	^	-7.62%	-0.21%	0.00%
Equity	EQ/International Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.08%		-14.14%	1.33%	3.61%
Equity	EQ/International Equity Index — EIMG; AllianceBernstein L.P.	0.75%	^	-11.89%	1.03%	3.90%
Equity	EQ/Invesco Comstock — EIMG; Invesco Advisers, Inc.	1.00%	^	0.49%	7.75%	10.75%
Equity	EQ/Invesco Global — EIMG; Invesco Advisers, Inc.	1.15%	^	-32.04%	2.42%	7.33%
Specialty	EQ/Invesco Global Real Assets — EIMG; Invesco Advisers, Inc., Invesco Asset Management Ltd.	1.14%		-8.97%	—	—
Asset Allocation	EQ/Invesco Moderate AllocationΔ — EIMG; Invesco Advisers, Inc.	1.15%	^	-12.89%	2.10%	—
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.05%		-16.54%	9.20%	9.46%
Equity	EQ/Large Cap Growth Index — EIMG; AllianceBernstein L.P.	0.72%		-29.53%	10.16%	13.27%
Equity	EQ/Large Cap Value Index — EIMG; AllianceBernstein L.P.	0.74%		-8.20%	5.96%	9.55%
Equity	EQ/Large Cap Value Managed Volatility† — EIMG; AllianceBernstein L.P.	0.86%		-11.60%	5.67%	9.46%
Equity	EQ/Lazard Emerging Markets Equity — EIMG; Lazard Asset Management LLC	1.35%	^	-14.89%	—	—
Equity	EQ/Loomis Sayles Growth — EIMG; Loomis, Sayles & Company, L.P.	1.05%	^	-27.94%	6.91%	11.89%
Equity	EQ/MFS International Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	-15.11%	4.32%	6.05%
Equity	EQ/MFS International Intrinsic Value — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.15%	^	-23.79%	—	—
Equity	EQ/MFS Mid Cap Focused Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	-27.04%	—	—
Specialty	EQ/MFS Technology — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.13%		-36.29%	—	—
Specialty	EQ/MFS Utilities Series — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.05%	^	0.42%	—	—
Equity	EQ/Mid Cap Index — EIMG; AllianceBernstein L.P.	0.66%	^	-13.65%	5.98%	10.02%
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.95%		-14.55%	4.63%	8.96%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.08%		-15.47%	2.33%	4.25%
Asset Allocation	EQ/Moderate Growth Strategy† — EIMG	0.99%		-16.51%	3.28%	5.53%
Money Market	EQ/Money Market* — EIMG; BNY Mellon Investment Adviser, Inc.	0.69%		1.11%	0.85%	0.46%
Fixed Income	EQ/PIMCO Global Real Return — EIMG; Pacific Investment Management Company LLC	1.27%	^	-16.10%	0.54%	—
Fixed Income	EQ/PIMCO Real Return — EIMG; Pacific Investment Management Company LLC	1.25%	^	-11.38%	—	—
Fixed Income	EQ/PIMCO Total Return ESG — EIMG; Pacific Investment Management Company LLC	0.77%	^	-13.99%	—	—
Fixed Income	EQ/PIMCO Ultra Short Bond — EIMG; Pacific Investment Management Company LLC	0.80%	^	-0.57%	0.70%	0.70%
Equity	EQ/Small Company Index — EIMG; AllianceBernstein L.P.	0.63%		-19.76%	4.18%	8.78%
Equity	EQ/T. Rowe Price Growth Stock — EIMG; T. Rowe Price Associates, Inc.	1.00%	^	-38.64%	4.23%	10.63%
Specialty	EQ/T. Rowe Price Health Sciences — EIMG; T. Rowe Price Associates, Inc.	1.20%	^	-13.38%	—	—
Asset Allocation	EQ/Ultra Conservative Strategy†# — EIMG	0.91%		-9.08%	0.30%	0.80%
Equity	EQ/Value Equity — EIMG; Aristotle Capital Management, LLC	0.91%		-15.13%	4.44%	8.43%
Specialty	EQ/Wellington Energy — EIMG; Wellington Management Company LLP	1.19%	^	32.53%	—	—
Asset Allocation	Equitable Conservative Growth MF/ETF Portfolio — EIMG	1.10%	^	-12.40%	4.32%	4.89%
Equity	Multimanager Aggressive Equity — EIMG; AllianceBernstein L.P.	0.99%		-32.15%	8.60%	12.39%
Specialty	Multimanager Technology — EIMG; AllianceBernstein L.P., Wellington Management Company LLP	1.25%	^	-37.29%	10.37%	15.05%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
Δ

Certain other affiliated Portfolios, as well as unaffiliated Portfolios, may utilize volatility management techniques that differ from the EQ volatility management strategy. Affiliated Portfolios that utilize these volatility management techniques are identified in the chart by a “Δ”. Any such unaffiliated Portfolio is not identified in the chart. See “Portfolios of the Trusts” for more information regarding volatility management.

†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” for more information regarding volatility management.

*

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

#	The ATP Portfolio is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

Unaffiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2022)
				1 year	5 year	10 year
Equity	AB VPS Sustainable International Thematic Portfolio — AllianceBernstein L.P.	1.79%	^	-27.81%	1.16%	3.78%
Equity	American Funds Insurance Series® Global Small Capitalization Fund — Capital Research and Management Company	1.16%	^	-29.69%	2.54%	6.58%
Equity	American Funds Insurance Series® New World Fund® — Capital Research and Management Company	1.07%	^	-22.25%	2.07%	4.02%
Fixed Income	American Funds Insurance Series® The Bond Fund of America® — Capital Research and Management Company	0.71%	^	-12.75%	0.51%	1.12%
Asset Allocation	BlackRock Global Allocation V.I. Fund — BlackRock Advisors, LLC; BlackRock (Singapore) Limited	1.00%	^	-16.07%	3.25%	4.81%
Equity	BlackRock Large Cap Focus Growth V.I. Fund — BlackRock Advisors, LLC	1.05%	^	-38.25%	7.24%	11.89%
Equity	ClearBridge Variable Appreciation Portfolio — Legg Mason Partners Fund Advisor, LLC; ClearBridge Investments, LLC	0.97%		-12.64%	9.38%	—
Equity	ClearBridge Variable Mid Cap Portfolio — Legg Mason Partners Fund Advisor, LLC; ClearBridge Investments, LLC	1.08%		-25.50%	4.95%	8.95%
Asset Allocation	Delaware Ivy VIP Asset Strategy — Delaware Management Company; Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited, Macquarie Investment Management Global Limited	0.87%	^	-14.71%	4.32%	4.46%
Fixed Income	Delaware Ivy VIP High Income — Delaware Management Company; Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited, Macquarie Investment Management Global Limited	0.92%		-11.12%	1.70%	3.56%
Specialty	Eaton Vance VT Floating-Rate Income Fund — Eaton Vance Management	1.17%		-2.74%	1.93%	2.52%
Equity	Fidelity® VIP Mid Cap Portfolio — Fidelity Management and Research Company (FMR)	0.86%		-14.97%	5.69%	9.69%
Fixed Income	Fidelity® VIP Strategic Income Portfolio — Fidelity Management and Research Company (FMR)	0.92%		-11.52%	1.09%	2.20%
Asset Allocation	First Trust Multi Income Allocation Portfolio — First Trust Advisors L.P.	1.20%	^	-7.52%	3.50%	—
Asset Allocation	First Trust/Dow Jones Dividend & Income Allocation Portfolio — First Trust Advisors L.P.	1.20%		-12.20%	4.06%	6.75%
Asset Allocation	Franklin Allocation VIP Fund — Franklin Advisers, Inc.	0.82%	^	-16.00%	2.57%	5.56%
Asset Allocation	Franklin Income VIP Fund — Franklin Advisers, Inc.	0.71%		-5.47%	4.30%	5.51%
Equity	Hartford Disciplined Equity HLS Fund — Hartford Funds Management Company, LLC; Wellington Management Company LLP	0.78%		-19.40%	9.01%	12.56%
Equity	Invesco V.I. Diversified Dividend Fund — Invesco Advisers, Inc.	0.92%		-1.92%	5.97%	9.53%
Asset Allocation	Invesco V.I. Equity and Income Fund — Invesco Advisers, Inc.	0.82%		-7.71%	5.35%	8.12%
Fixed Income	Invesco V.I. High Yield Fund — Invesco Advisers, Inc.	1.13%		-9.55%	1.10%	2.67%
Equity	Invesco V.I. Main Street Mid Cap Fund® — Invesco Advisers, Inc.	1.18%		-14.45%	4.82%	7.72%
Equity	Invesco V.I. Small Cap Equity Fund — Invesco Advisers, Inc.	1.20%		-20.73%	5.27%	8.05%
Fixed Income	Lord Abbett Bond Debenture Portfolio (VC) — Lord, Abbett & Co. LLC	0.89%		-12.80%	1.01%	3.65%
Equity	MFS® Investors Trust Series — Massachusetts Financial Services Company	1.03%	^	-16.69%	8.18%	11.15%
Equity	MFS® Massachusetts Investors Growth Stock Portfolio — Massachusetts Financial Services Company	0.98%	^	-19.45%	11.67%	13.01%
Specialty	Neuberger Berman U.S. Equity Index PutWrite Strategy Portfolio — Neuberger Berman Investment Advisers LLC	1.06%	^	-11.28%	4.01%	—
Specialty	PIMCO CommodityRealReturn® Strategy Portfolio — Pacific Investment Management Company LLC	1.39%	^	8.66%	6.94%	-1.66%
Specialty	ProFund VP Biotechnology — ProFund Advisors LLC	1.63%		-7.71%	6.00%	12.08%
Equity	Templeton Developing Markets VIP Fund — Templeton Asset Management Ltd.	1.37%	^	-21.98%	-1.67%	1.02%
Fixed Income	Templeton Global Bond VIP Fund — Franklin Advisers, Inc.	0.77%	^	-4.95%	-2.32%	-0.78%
Specialty	VanEck VIP Global Resources Fund — Van Eck Associates Corporation	1.33%		8.12%	4.01%	0.10%
^	This Portfolio’s annual expenses reflect temporary fee reductions.

Amounts you allocate to the Protected Benefit account variable investment options fund your Guaranteed benefits.

Protected Benefit Account Variable Investment Options
EQ/AB Dynamic Growth	EQ/Franklin Moderate Allocation
EQ/AB Dynamic Moderate Growth	EQ/Goldman Sachs Moderate Growth Allocation
EQ/Aggressive Growth Strategy	EQ/Growth Strategy
EQ/Balanced Strategy	EQ/Invesco Moderate Allocation
EQ/Conservative Strategy	EQ/Moderate Growth Strategy
EQ/Conservative Growth Strategy	EQ/Ultra Conservative Strategy(1)
(1)	The ATP Portfolio is part of the asset transfer program. You may not directly allocate a contribution to or request a transfer of account value into this investment option.

Retirement Cornerstone® Series 15B

Series E

Issued by

Equitable Financial Life Insurance Company

1290 Avenue of the Americas

New York, NY 10104

(212) 554-1234

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the contract, dated May 1, 2017, contains more information about the contract. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this Annual Notice.

Class/Contract Identifier: C000176168

(#380961)